Exhibit 1A-6F

EMPLOYMENT AGREEMENT

Aqua Beato, Inc. and Shereen Zernickow

This Employment Agreement (“Agreement”) is made and entered into as of June 12, 2025, by and between Aqua Beato, Inc., a Florida corporation (the “Company”), and Shereen Zernickow, residing at 5142 Bolsa Avenue, Suite 103, Huntington Beach, California 92649 (“Employee”).

1.	Term

The term of this Agreement (“Employment Term”) shall commence upon successful funding upon ACS dba Aqua Beato funding or revenue stream that supports payroll and shall continue for a period of five (5) years, unless earlier terminated in accordance with the provisions of this Agreement.

2.	Position and Duties

Employee shall serve as Chief Financial Officer for the Company and shall perform such duties and responsibilities as are customary for this position and as may reasonably be assigned by the Company’s Board of Directors. Employee agrees to devote her full professional efforts, skill, and attention to the business and interests of the Company and to perform her duties faithfully and to the best of her ability.

3.	Compensation

a.	Base Salary

Upon the successful funding of the Company’s Regulation A (“Reg A”) offering, Employee shall receive a base salary of One Hundred Twenty Thousand Dollars ($120,000.00) with a yearly 5% annual increase, Company will pay a 90-day severance payable in accordance with the Company’s standard payroll schedule.

Prior to the Reg A funding, Employee may continue serving under existing consulting or commission arrangements as agreed separately.

b. Employee shall receive 1% equity (500 shares) upon signing this agreement as a distribution under existing consulting arrangements as agreed separately. See as part of this Agreement Exhibit A ~ Equity Grant.

c.	Term & Termination

•	This Agreement shall remain in force for an initial term of five (5) years and shall renew automatically for successive one-year periods unless terminated with ninety (90) days’ written notice by either Party.

•	Commissions and vested equity earned prior to termination shall remain payable in accordance with this Agreement.
•	Termination Without Cause: The Company will pay a 90-day severance to Employee.

d.	Expense Reimbursement

The Company shall reimburse Employee for all pre-approved, reasonable travel and entertainment expenses incurred directly in connection with sales and marketing activities conducted on behalf of Aqua Beato, provided that such expenses are supported by appropriate documentation and submitted in accordance with Company policy.

4.	Benefits

Employee shall be eligible to participate in all benefit plans or programs the Company offers to similarly situated executives, subject to the RegA funding, along with the terms and eligibility requirements of such plans.

5.	Termination for Cause

The Company may terminate this Agreement for cause, which shall include, but not be limited to: fraud, dishonesty, gross negligence, willful misconduct, or material breach of this Agreement. Upon termination for cause, Employee shall be entitled only to unpaid salary and commissions earned up to the date of termination.

6.	Confidentiality and Non-Disclosure

Employee acknowledges access to confidential, proprietary, and trade secret information of the Company and agrees to maintain such information in strict confidence during and after the term of employment.

7.	Independent Relationship

Nothing contained in this Agreement shall be construed as creating a partnership, agency, or joint venture between the parties. Employee shall act solely as an employee of Aqua Beato, and neither party shall have the authority to bind the other except as expressly provided herein.

8.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of law principles.

9.	Entire Agreement

This Agreement constitutes the entire understanding between the parties and supersedes all prior or contemporaneous agreements, oral or written, regarding the subject matter hereof. Any amendment must be in writing and signed by both parties.

10.	Execution

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Aqua Beato, Inc.

Jerry Cox /s/ Jerry Cox

CEO

Date: 10/9/2025

Shereen Zernickow  /s/ Shreen Zernickow

CFO

Date: 10/10/2025

Exhibit A — Equity Grant Agreement ~ Aqua Beato, Inc.

This Equity Grant Agreement (“Agreement”) is entered into as of June 12, 2025, by and between Aqua Beato, Inc., a Florida corporation (the “Company”), and Shereen Zernickow (“Recipient”), pursuant to and as an exhibit to the Recipient’s Employment/Consulting Agreement (the “Main Agreement”).

1.	Grant of Equity

The Company hereby grants to the Recipient an ownership interest representing 1 percent (1%) of the issued and outstanding equity of Aqua Beato, Inc., which equates to two thousand (500) shares of the Company’s common stock (the “Shares”).

2.	Type of Equity

This grant represents restricted common stock of Aqua Beato, Inc. and is subject to the terms and conditions set forth herein and in the Company’s governing documents, including its Articles of Incorporation and Bylaws.

3.	Vesting

Unless otherwise stated in writing by the Company’s Board of Directors, the Shares shall vest immediately upon execution of this Agreement.

4.	Transfer Restrictions

The Shares may not be sold, assigned, transferred, pledged, or otherwise disposed of without the prior written consent of the Company and must comply with applicable securities laws..

5.	Tax Withholding

The Recipient acknowledges responsibility for any and all federal, state, and local tax obligations arising from the issuance or vesting of the Shares, including the option to file an election under Section 83(b) of the Internal Revenue Code if applicable.

6.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict-of-law principles.

7.	Entire Agreement

This Agreement, together with the Main Agreement, constitutes the entire understanding between the parties regarding the subject matter herein and supersedes any prior or contemporaneous oral or written agreements related to the equity grant.

IN WITNESS WHEREOF, the parties have executed this Equity Grant Agreement as of the date first written above.

Aqua Beato, Inc. Jerry Cox: /s/ Jerry Cox CEO

Recipient: Shereen Zernickow: /s/ Shereen Zernickow COO